UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
PPG INDUSTRIES, INC.
(Exact Name of Registrant as Specified in Charter)

Pennsylvania	1-1687	25-0730780
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

One PPG Place, Pittsburgh, Pennsylvania		15272
(Address of principal executive offices)		(Zip Code)

Greg E. Gordon, Esq. Senior Counsel, Corporate Law		412-434-3131
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of PPG Industries, Inc. is provided as Exhibit 1.02 hereto and is publicly available at http://sustainability.ppg.com/Conflict-Minerals-Report.
Section 2 - Exhibits
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PPG INDUSTRIES, INC.
(Registrant)

Date: June 2, 2014	By:	/s/ Viktoras R. Sekmakas
Viktoras R. Sekmakas Executive Vice President